Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 2, 2017
TO THE PROSPECTUS DATED APRIL 6, 2017

This supplement No. 9 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 9 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of September 30, 2017;
•the status of our offering;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of September 30, 2017:

	September 30, 2017
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,272,064,000	$690,454,000	$204,068,000	$135,726,000	$138,251,000	$2,440,563,000
Debt	(499,620,000)	(271,185,000)	(80,150,000)	(53,308,000)	(54,300,000)	(958,563,000)
Other assets and liabilities, net	26,137,000	14,186,000	4,193,000	2,789,000	2,841,000	50,146,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$798,581,000	$433,455,000	$128,111,000	$85,207,000	$86,792,000	$1,532,146,000
Number of outstanding shares	69,448,286	37,588,719	11,105,281	7,383,732	7,531,714
NAV per share	$11.50	$11.53	$11.54	$11.54	$11.52

(1)	The value of our real estate investments was greater than the historical cost by approximately 5.9% as of September 30, 2017.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of September 30, 2017:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.46%	5.86%	5.82%	5.65%	6.25%	5.70%
Discount rate/internal rate of return (IRR)	6.76	6.48	6.45	6.42	8.17	6.55
Annual market rent growth rate	3.13	3.00	2.81	3.12	3.41	3.04
Holding period (years)	10.00	10.00	10.00	10.00	22.49	10.20

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of September 30, 2017 of 0.25% would yield a decrease in our total real estate investment value of 1.7% and our NAV per share class would have been $11.19, $11.22, $11.22, $11.22 and $11.21 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of September 30, 2017, we have received aggregate gross proceeds of approximately $990,704,000 including $606,950,000 from the sale of 53,920,206 Class A shares, $208,965,000 from the sale of 18,648,434 Class M shares, $99,695,000 from the sale of 8,843,571 Class A-I shares and $75,094,000 from the sale of 6,741,410 Class M-I shares pursuant to our primary offering. As of September 30, 2017, there were $1,409,296,000 in shares of our common stock in our primary offering available for sale. As of September 30, 2017, we have received approximately $67,170,000 pursuant to our distribution reinvestment plan, including $42,038,000 from the sale of 3,744,462 Class A shares, $14,504,000 from the sale of 1,287,449 Class M shares, $5,372,000 from the sale of 475,317 Class A-I shares and $5,256,000 from the sale of 465,843 Class M-I shares. As of September 30, 2017, there were $232,830,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $1,489,566,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $23,125,000 during the quarter ending September 30, 2017.  As of September 30, 2017, our total Company NAV across all share classes was approximately $1,532,145,000.
Share Repurchase Plan Status
During the quarter ended September 30, 2017, we redeemed 3,786,703 shares for a total of approximately $43,495,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from October 1, 2017 through December 31, 2017 are limited to approximately $76,607,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from September 1 to September 30, 2017, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
September 1, 2017	$11.53	$11.58	$11.58	$11.59	$11.57
September 5, 2017	$11.53	$11.58	$11.58	$11.59	$11.58
September 6, 2017	$11.53	$11.58	$11.59	$11.59	$11.58
September 7, 2017	$11.53	$11.58	$11.59	$11.60	$11.58
September 8, 2017	$11.53	$11.58	$11.59	$11.60	$11.58
September 11, 2017	$11.54	$11.59	$11.59	$11.60	$11.58
September 12, 2017	$11.54	$11.59	$11.59	$11.60	$11.59
September 13, 2017	$11.54	$11.59	$11.59	$11.60	$11.59
September 14, 2017	$11.56	$11.60	$11.61	$11.62	$11.60
September 15, 2017	$11.56	$11.61	$11.61	$11.62	$11.61
September 18, 2017	$11.56	$11.61	$11.62	$11.63	$11.61
September 19, 2017	$11.57	$11.62	$11.62	$11.63	$11.62
September 20, 2017	$11.57	$11.62	$11.62	$11.63	$11.62
September 21, 2017	$11.58	$11.63	$11.63	$11.64	$11.63
September 22, 2017	$11.58	$11.63	$11.63	$11.64	$11.63
September 25, 2017	$11.58	$11.63	$11.63	$11.65	$11.63
September 26, 2017	$11.58	$11.63	$11.64	$11.65	$11.63
September 27, 2017	$11.59	$11.64	$11.65	$11.66	$11.64
September 28, 2017	$11.59	$11.65	$11.65	$11.66	$11.65
September 29, 2017 (2)	$11.50	$11.53	$11.54	$11.54	$11.52

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On August 10, 2017, our board of directors approved a gross dividend for the second quarter of 2017 of $0.125 per share to stockholders of record as of September 28, 2017. The decrease in share price on September 29, 2017 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.